Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Centene Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 (Nos. 333-108467, 333-90976, and 333-83190) and in the registration statement on Form S-3 (No. 333-164390) of Centene Corporation of our reports dated February 21, 2011, with respect to the consolidated balance sheets of Centene Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010 which reports appear in the December 31, 2010 annual report on Form 10-K of Centene Corporation.

/s/ KPMG LLP

St. Louis, Missouri
February 21, 2011